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             Filed by Metamor Worldwide, Inc. pursuant to rule 14a-12(b) of the
                    Securities Exchange Act of 1934 Commission File No. 0-26970

                         Other Company: PSINet Inc. Commission File No. 0-25812

[Metamor Worldwide, Inc. Logo]

Date:      Wednesday, March 22, 2000
To:        Metamor Worldwide Employees
From:      Peter Dameris
Subject:   Merger with PSINet Inc.


Today is an exciting day for all of us at Metamor Worldwide. I am extremely pleased to announce that we have entered into a merger agreement with PSINet Inc., the largest independent commercial Internet Service Provider (ISP) in the world. This is a phenomenal opportunity for Metamor as we are joining forces with a powerhouse in the Internet and eCommerce solutions marketplace. The merger of our two companies will provide significantly greater solutions for our clients, career opportunities for our employees and potential value for our shareholders.

Before detailing more on the merger, I would like to share with you some general information about PSINet and its services. PSINet launched in 1989 as the first commercial Internet provider, signing up 40 customers for this landmark new service. By 1990, PSINet had established a nationwide network, offering leased-line service from coast to coast. Today, PSINet is an Internet Super Carrier offering global eCommerce infrastructure and a full suite of retail and wholesale Internet services.

PSINet processes over 20 million dial transactions daily. PSINet's ISP wholesale business currently provides access to more than 550 ISP customers, serving more than 800,000 end users. PSINet's wholesale ISP customers include industry leaders such as WebTV (owned by Microsoft), Earthlink Network, NetZero and 1stUp.com.

In addition to the obvious commercial Internet access strengths, PSINet offers web site and mission-critical data and applications hosting services, eCommerce solutions for the Internet, communications services uniting geographically-dispersed operations, and managed services that use the Internet for greater business productivity. PSINet is building over two million square feet of hosting centers, enabling corporations to house business-critical Internet servers off-site for superior security, bandwidth management and connections. PSINet clients can locate their

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Internet servers in hardened and secure global Internet hosting centers, allowing them the ability to make use of the fastest possible connections to the Internet. PSINet delivers this full line of services to small and medium-sized businesses as well as a quarter of the Fortune 500. Its customers also include government agencies, educational institutions, and information services companies around the world.

PSINet currently boasts more than 91,000 business clients and employs over 1,200 sales and marketing professionals. The company headquarters are in the Washington, D.C. area, and its services are delivered through PSINet-owned and operated fiber, satellite, web hosting and switching facilities providing direct access in more than 800 metropolitan areas in 27 countries on five continents. PSINet is publicly traded on the Nasdaq Stock Exchange under the ticker symbol PSIX.

So, why did we decide to merge with PSINet? In an ever-changing environment, we believe that a strategic merger with PSINet will offer Metamor the competitive advantage to reach more clients globally, offer more comprehensive IT solutions, broaden our sales channels and open new market areas. Metamor will be PSINet's entry point into the IT services arena, essentially serving as the foundation of a solutions and services arm for PSINet. Metamor will provide the professional and software resources to develop leading eBusiness solutions leveraging the latest technology, implement and maintain enterprise value chain software packages and custom applications, and assist PSINet with recruiting and educating highly skilled professionals. PSINet can then maintain these applications in its hosting centers and expand its application service provider
(ASP) offerings.

Upon the closing of the merger, Metamor will operate within the PSINet family and maintain our existing management. We will also continue to move forward with our strategy implementation as recently announced. The merger will allow us to move more quickly in the execution of this strategy and accelerate our plans for expansion through organic growth, strategic alliances and acquisitions. We will continue to operate business-as-usual but with the added market and client benefits we will gain as a part of the PSINet organization.

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We strongly believe that this transaction presents an excellent strategic fit for Metamor. It will serve as a powerful catalyst to further drive our leadership position in the IT solutions industry. Because PSINet and Metamor have complementary yet different core businesses, this merger will produce tremendous opportunities for both companies to leverage technical and industry knowledge and expertise, client relationships, and employee skills and talent.

PSINet will offer Metamor expanded geographic reach and sales opportunities with links to PSINet's expansive list of middle market ISP customers. Metamor will provide PSINet with the expertise and support it needs to provide superior IT solutions to its existing and rapidly growing client base. These synergies will ultimately generate greater career development opportunities for Metamor employees. Our combined IT service offerings will create a new breed of end-to-end delivery capabilities that will provide a complete eBusiness solution to the Global 2000 and middle market. The management teams from both companies are extremely excited about the partnership and the creation of a new era in information technology.

As for timing, the merger is expected to close by the end of May 2000. We will be working diligently over the next several months to continue identifying and measuring the market opportunities the merger brings to Metamor and our employees. This is a very exciting transaction for our company. The greatest motivation in making this decision was based upon the increased opportunities it would present to our employees and the expanded value we can deliver to our clients.

Attached you will find a question and answer document to provide more details on the merger of PSINet and Metamor. We have also scheduled an all Metamor employee conference call for today at 11:15 a.m. central time to further discuss the transaction. Please join us by calling in to the following number:
800-390-9847, passcode 615749.

Today's press release is posted on the external web site and company intranet, MetaWire. You may forward any questions or comments you have to the following email address - questions@metamorww.com. We will continue to provide you with more updated information throughout the merger process.

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                  QUESTIONS AND ANSWERS FOR METAMOR EMPLOYEES:
                           PSINET AND METAMOR MERGER

WHY DID METAMOR DECIDE TO MERGE WITH ANOTHER COMPANY?
The IT industry is evolving rapidly, and more and more clients want to partner with a provider that can offer complete IT solutions. PSINet's clients procure all of the services that are currently offered by Metamor. Our combined eBusiness, custom and package application implementation, application outsourcing and hosting capabilities will create a powerful strategic partner in the marketplace for current and future clients. Together, PSINet and Metamor will propose on software solution infrastructure and Internet connectivity elements. This will produce incredible growth and competitive positioning opportunities for Metamor.

WHY DID WE CHOOSE TO PARTNER WITH PSINET?
PSINet is a very aggressive organization in terms of growth and technology, and it has a progressive management team. PSINet's global reach and hosting capabilities distinguish the company from its competition. This merger will allow all of the employees of Metamor to play a significant role in the creation of a leading, unique provider of IT solutions. Metamor and PSINet have a great cultural fit, our offerings are completely complementary, and we do not anticipate any significant business integration issues.

WHERE DO WE FIT INTO PSINET'S ORGANIZATION?
PSINet wants to grow its IT services capability. Metamor provides a solid position to help PSINet build a worldwide professional IT solutions division. We will become a business unit of PSINet with responsibility for growing our service offerings and continuing to be a market leader.

HOW WILL METAMOR OPERATE WITHIN PSINET?
Metamor will be the foundation of PSINet's solutions and services division. We will continue to grow through internal investments and acquisitions. Over time, Metamor will become more aligned within PSINet, allowing us to further leverage the client relationships, employee talent and financial strength. PSINet is a decentralized organization, but it has a strong management structure that coordinates the service offerings delivered by its various operating divisions. Metamor has been focused on finding the most effective way to build the best integrated IT services company in the industry. With this merger, we are well on our way toward achieving this goal.

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HOW DOES METAMOR'S CULTURE FIT WITHIN THAT OF PSINET?
Like Metamor, PSINet strives to be an employer of choice, recognizing the value of employee talent and contributions. PSINet will continue to build an environment where people choose to work and create and deliver value to our clients.

WHAT HAPPENS TO XPEDIOR?
Xpedior is part of this transaction. Metamor currently owns approximately 80 percent of Xpedior, and with the merger, PSINet will now own the 80 percent of Xpedior.

WHERE AND HOW WILL XPEDIOR OPERATE WITHIN PSINET?
According to PSINet and Xpedior, Xpedior will operate as a strategic partner to PSINet while maintaining its own separate brand and identity. The merger will also provide greater financial strength to Xpedior and its existing growth prospects.

HOW IS THE DEAL STRUCTURED?  WHAT ARE THE TERMS?
The deal is structured as a merger. At the close of the merger, Metamor stock will be exchanged for PSINet stock. For each one (1) share of Metamor stock, Metamor shareholders will receive 0.9 shares of PSINet stock.

WHEN WILL METAMOR STOP TRADING?
Metamor will continue to trade on Nasdaq until the stockholders of Metamor, Xpedior and PSINet approve the merger. At the closing date of the merger, Metamor will cease trading as an independent stock.

IS PSINET ACTUALLY ACQUIRING METAMOR?
Yes. Although technically the deal is structured as a merger, Metamor will become a wholly- owned subsidiary of PSINet, operating as one of its business units.
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WHAT SYNERGIES WILL THIS MERGER PRESENT?
The merger with PSINet will afford Metamor numerous opportunities to expand and enhance our current capabilities, client relationships and global presence. In addition, PSINet plans to leverage numerous Metamor capabilities, including utilizing our development centers in India to broaden its current 24x7 coverage and expanding our role as an Application Service Provider (ASP). We also plan to capitalize on Metamor's expertise in the area of packaged software (i.e. SAP, Oracle, i2 and Siebel) and PSINet's hosting capabilities to form world-class application hosting and ASP offerings.

WILL THE MANAGEMENT OF METAMOR CHANGE?
No. The Metamor management team is totally committed to each of you and to our business. Upon completion of the merger, Peter Dameris will retain the title of President of Metamor and will report to Pete Wills, President of PSINet. He will also serve as a member of the PSINet executive committee, which consists of the PSINet CEO and business unit presidents. Russ Cappellino, Larry Cease, Art Slotkin, Jacques Mottard and the rest of the Metamor management team will continue in their same positions after the close of the transaction. This merger should create more career opportunities for every Metamor employee and accelerate the growth of our business.

WILL METAMOR'S STRATEGIC DIRECTION CHANGE?
No. As you know, Metamor recently developed its strategy and presented it to our senior management team. We have begun the initial implementation phase of this strategy and will continue to implement this plan. This merger should help accelerate our implementation, especially in the expansion of our business into the mid-market and strategic industry verticals.

WILL THERE BE LAYOFFS?
We expect no layoffs by virtue of the merger. We fully expect to grow our business and expand our team.

WILL METAMOR CHANGE ITS NAME?
We will evaluate whether we should change our name or continue to build the Metamor brand within PSINet. Regardless, we should leverage the PSINet brand. PSINet has one of the strongest names in the Internet industry and a very

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substantial marketing budget. PSINet has created strong brand identity and name recognition from such efforts as advertising and sports marketing. For example, PSINet recently forged a strategic partnership with the NFL's Baltimore Ravens, which included renaming the football team's home to PSINet Stadium.

HOW WILL MY JOB CHANGE?
We do not expect that your job will change. We believe the merger should create more opportunities for your career and professional growth. We will all have greater resources financially and globally and a broader customer base for sales opportunities.

WILL OUR BENEFIT PLANS CHANGE?
We do not expect Metamor's benefit plans to change immediately. However, we will evaluate whether Metamor should convert our benefit plans to those of PSINet. We will provide more details related to benefits as it becomes available.

DOES THIS IMPACT ANY PLANS FOR HIRING EMPLOYEES OR EXECUTING CONTRACTS?
No. You should conduct business as usual. You should not slow down or suspend any plans that have been approved by your management.

WHAT DO I TELL MY CLIENTS?
The merger presents greater opportunities for our clients. You should share with your clients that as part of PSINet, Metamor will expand its service offerings and capabilities, global presence and internal resources. Our clients will be able to turn to PSINet and Metamor for all of their IT needs.

WHEN WILL I HEAR MORE?
PSINet and Metamor will be forming a transition team to plan and execute the details about the merger. We will communicate with you on a regular basis. As always, you may send any questions or comments to questions@metamorww.com.

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A proxy statement/prospectus will be filed by Metamor Worldwide, Inc. ("MWI")
and PSINet Inc. ("PSINet") with the Commission as soon as practicable. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary.


           MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Definitive Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 16, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

           PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PSINet with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 1999 Special Meeting of Shareholders filed with the Commission on August 31, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above.

           The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements, inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger.You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.

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